BIRD GLOBAL, INC.

406 Broadway, Suite 369

Santa Monica, California 90401

October 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bird Global, Inc.

Registration Statement on Form S-4, originally filed May 14, 2021

File No. 333-256187

Ladies and Gentlemen:

Bird Global, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 9:00 A.M., Eastern Time, on October 7, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Christopher J. Clark of Latham & Watkins LLP at (202) 637-2374 to provide notice of effectiveness.

Very truly yours,

BIRD GLOBAL, INC.

/s/ Travis VanderZanden
Travis VanderZanden
Chief Executive Officer

cc:	Lisa Murison, Bird Global, Inc.

Rachel W. Sheridan, Latham & Watkins LLP

Justin G. Hamill, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.